JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

06011797

By Airmail

6th March 2006

RECEIVED
2006 MAR 21 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 6th March 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

3/21

[Cng/DL/2006/div2006feb & mar/p.5]

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Notice of Results
Released	09:30 06-Mar-06
Number	3260Z

JARDINE MATHESON HOLDINGS LIMITED
2005 FINAL RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2005 of the above Company will be considered is Wednesday, 29th March 2006.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

6th March 2006

www.jardines.com

END

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